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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

September 23, 2019

Re:	Natura &Co Holding S.A. Registration Statement on Form F-4 Submitted July 19, 2019 CIK No. 0001776967

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner
Terence O’Brien
Kate McHale
Amanda Ravitz

Ladies and Gentlemen:

On behalf of our client, Natura &Co Holding S.A. (the “Company”), we are writing to inform the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) that the Company is publicly filing today the revised registration statement on Form F-4 in relation to Amendment No. 1 to the draft registration statement the Company confidentially submitted on July 19, 2019 on Form F-4 (the “Draft Registration Statement”) relating to a proposed registration of the Company’s common stock in connection with a proposed business combination transaction between Avon Products, Inc. (“Avon”) and Natura Cosméticos S.A. (“Natura Cosméticos”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

This letter also sets forth the Company’s responses to the comments provided by the Staff in your letter dated September 18, 2019 (the “Comment Letter”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement. The Company is also sending, under separate cover, a marked copy of the Registration Statement showing changes to the Draft Registration Statement.

2	September 23, 2019

Amendment No. 2 to the Draft Registration Statement on Form F-4

Cover page

1.

We note your response to our former comment 1; however, you do not appear to have disclosed the aggregate number of securities offered (and their value). Similarly, you do not appear to have provided the per share value of the Avon shares and an estimated value for the fractional shares of Natura &Co Holding being offered, as of a recent date. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of Amendment No. 2 to include the requested information.

Questions and Answers About the Transaction

What is the proposed transaction…, page 1

2.	We note your revised disclosure regarding the Founder’s Contribution, however, there appears to be missing disclosure approximating the number of shares. Please revise to clarify the contribution.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 20, 119 and 120 of Amendment No. 2 to provide the requested disclosure.

Unaudited Pro Forma Condensed Financial Information

Notes to the Unaudited Pro Forma Condensed Financial Information

Note 3.5 - Pro forma adjustments Footnote (e) - Intangible Assets, page 94

3.

Please provide more detail regarding the royalty rates used in the relief from royalty calculations. In addition to quantifying the inputs, please tell us how these inputs were determined, if a range of inputs were considered, and the magnitude of the impact on the trade name and developed technologies values if other inputs within the range, if any, had been used.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 108 and 109 of Amendment No. 2 to provide more detail regarding the royalty rates used in the relief from royalty calculations.

Material Tax Considerations, page 187

4.

We note your response stating you do not intend to file a tax opinion; however, you have made representations regarding the structure of the transaction and the intention for it to be treated as tax free. We acknowledge you have included uncertainty in the disclosure

3	September 23, 2019

regarding this treatment, but the overall disclosure suggests the merger will be tax free. Therefore, we reissue the comment and ask for a tax opinion to be included with your next amendment.

Response:

The Company respectfully acknowledge the Staff’s comment and has filed the requested tax opinion as Exhibit 8.1 to Amendment No. 2.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenço Lopes-Sabino at 55-11-4871-8425 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Itamar Gaino Filho, Natura &Co Holding S.A.

Ting S. Chen, Cravath, Swaine & Moore LLP

Scott A. Barshay, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ginny Edwards, Avon Products, Inc.